Exhibit (h)(6)

AGREEMENT AMONG JOINT INSUREDS

This Agreement is made as of the 5th day of December, 2023, by and among Allianz Variable Insurance Products Trust, a Delaware statutory trust (formerly known as a Delaware business trust), Allianz Variable Insurance Products Fund of Funds Trust, a Delaware statutory trust (formerly known as a Delaware business trust); and AIM ETF Products Trust, a Delaware statutory trust, (together, the “Trusts”).

WHEREAS, each of the Trusts is an open-end, management series-type investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and is required to be covered by a fidelity bond pursuant to Rule 17g-1 under the 1940 Act; and

WHEREAS, the Trusts each are named as joint insureds in a fidelity bond (the “Bond”); and

WHEREAS, the Trusts each are required under Rule 17g-l(f) to enter into an agreement among joint named insureds with the parties covered by the Bond;

NOW, THEREFORE, the covered parties, the Trusts, hereby agree that in the event recovery is received under the Bond as a result of a loss sustained by any of the Trusts, each of the Trusts, as the case may be, will receive an equitable and proportionate share of the recovery, and in any event will receive an amount at least equal to the amount that it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1.

REMAINDER OF PAGE INTENTIONALLY BLANK

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

By	/s/ Brian J. Muench
Its President

ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST

By	/s/ Brian J. Muench
Its President

AIM ETF PRODUCTS TRUST

By	/s/ Brian J. Muench
Its President